Mail Stop 3561


									May 9, 2006




Mr. Martin F. Roper
President and Chief Executive Officer
The Boston Beer Company, Inc.
75 Arlington Street
Boston, Massachusetts 02116


		RE:	The Boston Beer Company, Inc.
			Form 10-K for Fiscal Year Ended December 31, 2005
			Filed March 15, 2006
			File No.  1-14092

Dear Mr. Roper:

		We have reviewed your responses in your letter dated
April
28, 2006 and have the following additional comments.

		We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements, page 38

Segment Reporting, page 43

1. We read your response to comment 2 in our letter dated April
13,
2006.  We are unclear whether the SABC production facility
represents
all of your internal brewing operations or if there are other components of your business that are also included within your internal brewing operations. For example, you disclose in Item 2. Properties on page 16 of your Form 10-K that you own a brewery in Boston, Massachusetts. We understand that the margin generated by the SABC operations contemplates only production margin and therefore is not comparable to your consolidated margin. However, since you provide to your chief operating decision maker (CODM) discrete financial information for this component of your business we presume that this information is reviewed by the CODM in assessing company and business component performance; otherwise, if this information was not used by the CODM, we assume it would be omitted from the reports. It appears to us that your SABC operations may represent a separate operating segment as discussed in paragraphs 10 through
15
of SFAS 131. Please note that transactions with other components of your business qualify for operating segment classification in accordance with paragraphs 10(a) and 79-80 of SFAS 131. We may have further comments.

		As appropriate, please respond to these comments within
10
business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

		If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,


									George F. Ohsiek, Jr.
									Branch Chief
Mr. Martin F. Roper
The Boston Beer Company, Inc.
May 9, 2006
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